Sun International

FROM:	Sun International
The Bahamas
Contact: Charles Adamo
Tel: 1.242.363.6017

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL AMENDS AND EXTENDS CONSENT SOLICITATION

PARADISE ISLAND, The Bahamas, July 20, 2001 – Sun International Hotels Limited (NYSE: SIH) (the “Company”) and its wholly owned subsidiary Sun International North America, Inc. today announced that they have extended and amended the terms of their previously announced solicitation of consents, launched July 10, 2001, from the holders of their 8.625% Senior Subordinated Notes due 2007 and their 9.000% Senior Subordinated Notes due 2007 (the “Notes”). The consent solicitation will now expire at 5:00 p.m., New York City time, on July 23, 2001, unless further extended.

The amended terms and conditions of the consent solicitation are set forth in a supplement dated July 20, 2001 (the “Supplement”) to the Consent Solicitation Statement dated July 10, 2001 (the “Consent Solicitation Statement”) that is being distributed to holders of the Notes.

This announcement is not a solicitation of consents with respect to the 8.625% Notes or the 9.000% Notes. The consent solicitation is being made solely by the Consent Solicitation Statement, as amended and supplemented by the Supplement, and related documents, and those documents should be consulted for additional information regarding consent delivery procedures and the terms and conditions of the consent solicitation. The consent solicitation documents can be obtained by contacting D. F. King & Co., Inc., the Tabulation Agent and the Information Agent for the consent solicitation, at 800.848.3416 (toll free) and 212.269.5550 (extension 6832).

Bear, Stearns & Co. Inc. and Deutsche Banc Alex. Brown are acting as the Solicitation Agents for the consent solicitation. Questions concerning the consent solicitation may be directed to Bear, Stearns & Co. Inc., Global Liability Management Group, at 877.696.2327 (toll free) and 212.272.5112.

Sun International Hotels Limited is an international resort and gaming company that develops, operates or manages premier resorts and casino properties. The Company currently operates or manages resort hotels and/or casinos in The Bahamas, Indian Ocean and Dubai. In addition, the Company earns income based on the gross revenues of the Mohegan Sun, operated by an unaffiliated entity in Connecticut. The Company’s flagship property is Atlantis, a 2,317-room resort and casino located on Paradise Island in The Bahamas.

Inquiries should be directed to Charles D. Adamo, Executive Vice President--Corporate Development & General Counsel of Sun International Hotels Limited, at 242.363.6017. For other information you can also visit our website at www.sunint.com.